FOR IMMEDIATE RELEASE

Formula Systems Reports Second Quarter results

Herzliya, Israel – August 18, 2005 – Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services, announced today results for the second quarter ended June 30, 2005.

Total revenues for the second quarter ended June 30, 2005 were $126.4 million compared to $110.3 million in the comparable quarter of 2004, an increase of 15%. In the first six months of 2005, Formula reported revenues of $255.1 million, an increase of 16% from the same period last year.

Operating income in the second quarter of 2005 was $2.9 million compared to $3.7 million in the second quarter of 2004. In the first half of 2005 operating income increased to $8.7 million from $6.5 million in the comparable period of 2004.

In the second quarter the Company reported a net income of $111 thousands compared to net income of $2.0 million in the second quarter of 2004. Net income in the first six months of 2005 totaled $1.9 million compared to $4.7 million in the same period last year.

Gad Goldstein, President of Formula, commented: "I am satisfied with the revenue and operational growth of 16% and 33% respectively in the first half of 2005 as compared to the same period in 2004.  Gain on realization of investments was substantially lower in the first six months of 2005 as compared to the same period of 2004 and had a negative impact on the net income for this period. Since capital gains do not occur on a regular basis it is difficult to control their timing. Based on our arsenal of potential capital gains, whose materialization we are working on, and encouraged by the nice head start of the Formula Telecom IPO in the AIM stock market, we believe that the second half net income will follow the positive trend of the revenues and operating income in the first half."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	June 30, 2005 (Unaudited)	December 31, 2004
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	71,936	107,174
Short-term investments	35,328	39,073
Trade receivables	122,321	114,533
Other accounts receivable	24,653	26,105
Inventories	4,577	4,668

	258,815	291,553

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	5,815	5,247
Investments in affiliates	21,073	24,389

	26,888	29,636

SEVERANCE PAY FUND	31,964	31,943

FIXED ASSETS, NET	24,088	26,529

OTHER ASSETS, NET	261,174	261,359

	602,929	641,020

CURRENT LIABILITIES:
Liabilities to banks and others	89,931	104,975
Trade payables	41,102	41,605
Other accounts payable	73,915	81,105
Debentures	6,481	32,374
Customer advances, net of work in progress	3,196	6, 900

	214,625	266,959

LONG-TERM LIABILITIES:
Debentures	27,579	27,086
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	1,070	958
Customer advances	2,556	1,114
Liabilities to banks and others	49,471	19,789
Liability in respect of the acquisition of activities	1,867	2,036
Accrued severance pay	38,291	37,750

	122,805	90,704

MINORITY INTEREST	99,724	96,579

SHAREHOLDERS’ EQUITY	165,775	186,778

	602,929	641,020

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	255,116	219,354	126,358	110,267
Cost of revenues	167,906	136,048	84,474	68,060

Gross profit	87,210	83,306	41,884	42,207
Research and development costs, net	11,174	12,891	5,666	6,450
Selling, general and administrative expenses	63,563	60,987	31,911	30,609
Depreciation and amortization	2,874	2,885	1,265	1,400
Restructuring and non-recurring costs	846	-	88	-

Operating income	8,753	6,543	2,954	3,748
Financial expenses, net	(4,819)	(5,332)	(2,519)	(2,594)

	3,934	1,211	435	1,154
Gain on realization of investments	2,462	5,804	497	1,839
Other income (expenses), net	830	(692)	(108)	(324)

Income before taxes on income	7,226	6,323	824	2,669
Taxes on income	(1,700)	(1,876)	20	(928)

	5,526	4,447	844	1,741
Equity in profits (losses) of affiliated companies, net	(2,421)	(622)	(677)	367
Minority interest in losses (profits), net	(1,176)	826	(56)	(96)

Net income	1,929	4,651	111	2,012

Earnings (loss) per share:
Basic	0.15	0.43	0.003	0.19
	______	______	______	______
Diluted	0.06	0.41	(0.028)	0.19
	______	______	______	______

Weighted average number of shares outstanding:
Basic	12,400	10,800	13,200	10,800
	______	______	______	______
Diluted	12,400	10,800	13,200	10,800
	______	______	______	______